Exhibit 99.1

January 18, 2017

Catalyst Receives Final Order
of the Supreme Court of British Columbia for its
Recapitalization and Privatization Transaction

Richmond, (BC) – Catalyst Paper Corporation (TSX:CYT) ("Catalyst" or the "Company") announced today that the Supreme Court of British Columbia has issued its final order approving the Company's recapitalization (the "Recapitalization") and privatization (the "Privatization Transaction") pursuant to a plan of arrangement under the Canada Business Corporations Act (the "Arrangement").
The completion of the Recapitalization is subject to customary closing conditions and, in the case of the Privatization Transaction completion is subject to the receipt of discretionary exemptive orders from the Canadian securities regulatory authorities allowing Catalyst to cease to be a "reporting issuer" under applicable Canadian securities laws. It is expected that the common shares of Catalyst will be delisted from the Toronto Stock Exchange on or prior to the closing of the Arrangement.
Closing is expected to occur in the latter part of January 2017.
Further details regarding the Arrangement are set out in the management information circular dated December 14, 2016 which is available under the profile of Catalyst at www.sedar.com.

About Catalyst Paper

Catalyst Paper manufactures diverse papers such as coated freesheet, coated one side (C1S), flexible and industrial packaging, coated and uncoated groundwood, newsprint, directory, as well as market pulp. Customers include retailers, publishers, commercial printers, and converters of specialty applications in North America, Latin America, the Pacific Rim and Europe. With five mills across North America, Catalyst has annual production capacity of 2.3 million tonnes. Catalyst is headquartered in Richmond, British Columbia, Canada, and has been ranked by Corporate Knights magazine for the 10th consecutive year as one of the 50 Best Corporate Citizens in Canada.

Forward-Looking Statements

Certain statements in this news release, including, without limitation, the statements relating to the anticipated delisting of the common shares of Catalyst and the closing date of the Arrangement are forward-looking statements within the meaning of Canadian and United States securities laws.

These forward-looking statements are based on certain assumptions and are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including that the Arrangement remains subject to certain closing conditions and regulatory approvals and factors beyond the control of Catalyst. Accordingly, there can be no assurance that any transaction referred to in such forward-looking statements will be entered into or completed. These factors should be considered carefully and the reader should not place undue reliance on the forward-looking statements. These forward-looking statements are made as of the date of this press release and, other than as required by applicable securities laws, Catalyst does not intend to or assume any obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

For more information:

Len Posyniak
Senior Vice President, Human Resources & Corporate Services
604-247-4013